EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

						Six
						Months
						Ended
		Years Ended December 31,				June 30,
(dollars in thousands)	2014	2013	2012	2011	2010	2015

Net earnings	$19,110	$14,176	$9,642	$4,473	$5,780	$6,590
Income tax expense	7,358	6,151	3,779	564	968	2,789
Earnings before income tax expense	$26,468	$20,327	$13,421	$5,037	$6,748	$9,379

Fixed charges
Interest on short-term and other borrowings	$2,292	$2,578	$1,740	$1,778	$1,927	$973
Fixed charges excluding interest on deposits	2,292	2,578	1,740	1,778	1,927	973
Interest on deposits	3,515	3,961	4,100	4,024	5,468	1,868
Fixed charges including interest on deposits	5,807	6,539	5,840	5,802	7,395	2,841
Preferred stock dividends	698	1,332	1,547	1,802	1,198	345
Fixed charges including preferred stock dividends	$6,505	$7,871	$7,387	$7,604	$8,593	$3,186

Earnings for ratio computations
Excluding interest on deposits (1)	$28,760	$22,905	$15,161	$6,815	$8,675	$10,352
Including interest on deposits (2)	$32,275	$26,866	$19,261	$10,839	$14,143	$12,220

Ratio of earnings to fixed charges
Excluding interest on deposits (3)	12.55	8.88	8.71	3.83	4.50	10.64
Including interest on deposits (4)	5.56	4.11	3.30	1.87	1.91	4.30

Ratio of earnings to fixed charges and preferred dividends
Excluding interest on deposits (3)	9.62	5.86	4.61	1.90	2.78	7.85
Including interest on deposits (4)	4.96	3.41	2.61	1.43	1.65	3.84

(1) For purposes of calculating the ratios, earnings are the sum of earnings before income tax expense and fixed charges excluding interest on deposits.
(2) For the purposes of calculating the ratios, earnings are the sum of earnings before income tax expense and fixed charges including interest on deposits.
(3) For purposes of calculating the ratio of earnings to fixed charges, fixed charges are equal to fixed charges excluding interest on deposits.
(4) For purposes of calculating the ratio of earnings to fixed charges, fixed charges are equal to fixed charges including interest on deposits.